UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )*

Hot Mama’s Foods, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

44109D109

(CUSIP Number)

Matthew Morse

134 Avocado Street

Springfield, MA 01104

(413) 737-6572

Elliot H. Lutzker

Davidoff Hutcher & Citron LLP

605 Third Avenue, 34th Floor

New York, NY 10158

(646) 428-3210

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 24, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44109D109

1	NAME OF REPORTING PERSON MATTHEW MORSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,372,094 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 36,372,094 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,372,094 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes an aggregate of 7,691,495 shares underlying the Reporting Person’s Series E, F, G, and H Warrants of the Issuer, and 10,168,396 shares of common stock underlying the Reporting Person’s Convertible Series A Preferred Stock, all of which are currently exercisable or convertible.

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CUSIP NO. 44109D109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Hot Mama’s Foods, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 134 Avocado Street, Springfield, MA 01104.

Item 2.	Identity and Background.

(a)           This statement is filed by Matthew Morse (the “Reporting Person”).

(b)           The business address of the Reporting Person is 134 Avocado Street, Springfield, MA 01104.

(c)           The principal occupation of the Reporting Person is serving as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Merger Agreement, dated April 4, 2013 (the “Merger Agreement”) by and among the Issuer (under its former name, Andover Medical, Inc.), Lansal, Inc. (“Lansal”), Hot Mama’s Acquisition Corp., and (iv) the Reporting Person (the “Merger”), on July 26, 2013 the Issuer and his assignees received ninety-one percent (91%) of each class of outstanding securities of the Issuer on a fully diluted basis, including the Issuer’s Common Stock, Series A Preferred Stock, and Series E, F, G, and H Warrants (together, the “Issuer Securities”). In exchange for the Issuer Securities, the Reporting Person transferred to the Issuer all of the issued and outstanding shares of common stock of Lansal, which the Reporting Person had been the sole shareholder of before the Merger was completed. In the Merger, the Reporting Person personally received 85.9% of the Issuer Securities and various designees of the Reporting Person received an aggregate of 5.1% of the Issuer Securities.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission on July 26, 2013, and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Issuer’s Common Stock and other Issuer Securities for investment purposes and to effect the Merger as described in Item 3 above. Pursuant to the Merger Agreement, the Reporting Person became the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, and the owner of 85.9% of the Issuer’s Securities. The Reporting Person currently owns 85.9% of the issued and outstanding Common Stock (and associated voting rights), and if he exercises all of his Issuer Securities, he will own approximately 92.3% of the issued and outstanding Common Stock.

As a result of the Reporting Person’s substantial ownership of Common Stock and Issuer Securities, majority voting interest, and his position as an officer and director the Issuer discussed in Item 2(c), the Reporting Person is in a position to influence the management and policies of the Issuer and to influence the outcome of corporate actions requiring stockholder approval. From time to time, the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer. Except as described above in this Item 4, the Reporting Person does not have any present plans or proposals requiring disclosure under Item 4(a)-(j) of Schedule 13D.

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CUSIP NO. 44109D109

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 21,561,040 shares of Common Stock issued and outstanding as of September 16, 2013, as reported in Amendment No. 1 to the Issuer’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission on such date.

The Reporting Person presently owns 18,512,203 shares of Common Stock, a Class E Warrant to purchase 4,195,361 shares of Common Stock at an exercise price of $13.65, a Class F Warrant to purchase 2,097,680 shares of Common Stock at an exercise price of $13.65, a Class G Warrant to purchase 699,227 shares of Common Stock at an exercise price of $15.60, a Class H Warrant to purchase 699,227 shares of Common Stock at an exercise price of $17.55, and 38,330 shares of Series A Preferred Stock convertible into 10,168,396 shares of Common Stock. All of the Warrants held by the Reporting Person are currently exercisable and the Series A Preferred Stock is currently convertible for Common Stock. In the aggregate, the Reporting Person is the beneficial owner of 36,372,094 shares of Common Stock, representing approximately 92.2% of the Common Shares outstanding.

(b)          The Reporting Person has the sole power to vote and dispose of the Common Stock reported in this Schedule 13D.

(c)           On July 26, 2013, pursuant to the Merger Agreement, the Reporting Person acquired all of the Common Stock and other securities of the Issuer reported in this Schedule 13D. The information contained in Items 3 and 4 above is incorporated herein by reference in its entirety.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock and other securities of the Issuer reported in this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure under Item 3, Item 4, and Item 5 hereof is incorporated by reference.

Pursuant to the Merger Agreement, the Reporting Person waived his right to receive dividends on his shares of Series A Preferred Stock, and agreed to convert all of his Series A Preferred Stock into Common Stock at such time as sixty-six and two thirds (66-2/3%) percent in interest of the Series A Preferred Stock before the Merger has converted into Common Stock.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1                 Merger Agreement dated as of April 4, 2013, by and among Andover Medical Inc., Lansal, Inc., Hot Mama’s Acquisition Corp. and Matthew Morse (incorporated by reference to the Issuer’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission on July 26, 2013).

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CUSIP NO. 44109D109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2013	/s/ Matthew Morse
MATTHEW MORSE

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